American Assets Trust, Inc.
11455 El Camino Real, Suite 200
San Diego, CA 92130

Via EDGAR and Fed-Ex

April 9, 2014

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Tom Kluck, Legal Branch Chief

Re:    American Assets Trust, Inc.
Form 10-K
Filed February 21, 2014
File No 001-35030

Dear Mr. Kluck:

The purpose of this letter is to respond to the comments of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), received by email on March 31, 2014 (the “Comment Letter”), with respect to the American Assets Trust, Inc. (the “Company”) Form 10-K filed February 21, 2014 (the “2013 Form 10-K”). For ease of review, we have set forth below each of the numbered comments of the Comment Letter and the Company’s responses thereto. All page numbers and captions in the responses below refer to the 2013 Form 10-K, except as otherwise noted below.

General

1.
We note that the information required by Part III of your annual report will be incorporated by reference to your definitive proxy statement. Please be advised that we may issue additional comments after you file your proxy statement.

Response: In response to the Staff’s comments, the Company advises the Staff that the Company currently intends to file its 2014 Proxy Statement on or about April 18, 2014 and will respond to any Staff comments related thereto promptly upon receipt.

Item 2. Properties

Our Portfolio

Mixed-Use Portfolio, page 28

2.	Please expand your disclosure in this section in future Exchange Act periodic reports to fully discuss how you calculate ADR and RevPAR.

April 9, 2014

Response: In response to the Staff’s comments, the Company respectfully directs the Staff to the disclosure from its 2013 Form 10-K (see page 29, fifth bullet point) and pasted below for reference, which the Company believes accurately describes how ADR and RevPAR are calculated. Additionally, the Company advises the Staff that the Company will separate ADR and RevPAR definitions in future Exchange Act periodic reports to assist the readers of the financial statements to more easily identify these items.

Average occupancy represents the percentage of available units that were sold during the 12-month period ended December 31, 2013, and is calculated by dividing the number of units sold by the product of the total number of units and the total number of days in the period. Average daily rate represents the average rate paid for the units sold and is calculated by dividing the total room revenue (i.e., excluding food and beverage revenues or other hotel operations revenues such as telephone, parking and other guest services) for the 12-month period ended December 31, 2013, by the number of units sold. Revenue per available room, or RevPAR, represents the total unit revenue per total available units for the 12-month period ended December 31, 2013 and is calculated by multiplying average occupancy by the average daily rate. RevPAR does not include food and beverage revenues or other hotel operations revenues such as telephone, parking and other guest services. (emphasis added)

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Outlook, page 37

We note your discussion later in this section regarding your capitalized costs for redevelopment efforts at Torrey Reserve, the Lloyd District Development and the Hassalo on Eighth project. In future Exchange Act periodic reports, please expand your current disclosure in this section for each development to include the anticipated completion date and current scope of development.

Response: In response to the Staff’s comments, the Company advises the Staff that in future Exchange Act periodic reports, the Company will include anticipated completion dates and current scopes of development for all of its development and redevelopment projects.

Same Store, page 38

3.
In future Exchange Act periodic reports, please revise to describe in greater detail what constitutes “significant impact” to such property’s annualized base rent, occupancy and operating income for purposes of removal from the pool and also clarify when such properties are added to the pool.

April 9, 2014

Response: In response to the Staff’s comments, the Company advises the Staff that in future Exchange Act periodic reports, the Company will describe in greater detail what constitutes a “significant impact” to a property’s annualized base rent, occupancy and operating income for purposes of removal of properties from its same-store pool. Additionally, the Company will also disclose in greater detail when such properties are added back to the pool. Specifically, the Company proposes to add the following underlined language to its current same-store disclosure in its future periodic reports:

While there is judgment surrounding changes in designations, we typically reclassify significant development, redevelopment or expansion properties into same-store properties once they are stabilized. Properties are deemed stabilized typically at the earlier of (i) reaching 90% occupancy or (ii) four quarters following a property's inclusion in operating real estate. We typically remove properties from same-store properties when the development, redevelopment or expansion has or is expected to have a significant impact on the property's annualized base rent, occupancy and operating income within the calendar year. Our evaluation of significant impact related to development, redevelopment or expansion activity is based on quantitative and qualitative measures including, but not limited to the following: the total budgeted cost of planned construction activity compared to the property’s annualized base rent, occupancy and property operating income within the calendar year; percentage of development, redevelopment or expansion square footage to total property square footage; and the ability to maintain historic occupancy and rental rates. In consideration of these measures, we generally remove properties from same-store properties when we see a decline in a property's annualized base rent, occupancy and operating income within the calendar year as a direct result of ongoing redevelopment, development or expansion activity. Acquired properties are classified to same-store properties once we have owned such properties for the entirety of comparable period(s) and the properties are not under significant development or expansion. (emphasis added to reflect additional proposed disclosure)

Results of Operations, page 46

4.
We note your disclosure on page 48 in regards to the decrease in same-store retail revenues attributable in part to the expiration of the Ross Dress for Less lease. In future Exchange Act periodic reports, to the extent material, please explain in greater detail the impact of occupancy when discussion period to period changes in same store.

Response: In response to the Staff’s comments, the Company advises the Staff that in future Exchange Act periodic reports, the Company will include the impact of occupancy in its discussion of period to period changes in same-store.

April 9, 2014

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

If you have any questions regarding this response letter, please contact the undersigned at (858) 350-2607.

Sincerely,
/s/ Robert F. Barton
Robert F. Barton
Executive Vice President and Chief Financial Officer

cc: John W. Chamberlain